Exhibit 99.1

Elong Power Holding Limited Enters into Approximately $3.26 Million Warrant Inducement

BEIJING, November 5, 2026 /GlobeNewswire/-- Elong Power Holding Limited (Nasdaq: ELPW) (“Elong Power” or the “Company”), a comprehensive provider dedicated to the R&D, sales and scenario-oriented system solutions of lithium-ion battery energy storage systems, today announced it has entered into a warrant inducement agreement with certain existing institutional investors for the immediate exercise of certain outstanding Ordinary Shares Purchase Warrants previously issued by the Company including (i) ordinary shares purchase warrants on May 18, 2026, pursuant to a securities purchase agreement dated May 15, 2026 (the “May 2026 Warrants”), (ii) ordinary shares purchase warrants on July 13, 2026, pursuant to a securities purchase agreement dated July 10, 2026 (the “July 2026 Warrants”), and (iii) ordinary shares purchase warrants on August 4, 2026, pursuant to a securities purchase agreement dated August 3, 2026 (the “August 2026 Warrants”, collectively with the May 2026 Warrants and the July 2026 Warrants, the “Existing Warrants”). Pursuant to the warrant inducement agreement, the investors have agreed to exercise certain Existing Warrants to purchase an aggregate of 1,808,803 Class A Ordinary Shares (the “Ordinary Shares”) at an amended exercise price of $1.80. The Class A Ordinary Shares issuable upon exercise of the Existing Warrants are registered pursuant to certain registration statements on Form F-1 which were declared effective by the Securities and Exchange Commission (SEC) and remain currently effective. The gross proceeds from the exercise of the Existing Warrants are expected to be approximately $3.26 million, prior to deducting placement agent fees and estimated offering expenses.

The closing of the warrant exercise transactions is expected to occur on or about November 6, 2026, subject to satisfaction of customary closing conditions.

Maxim Group LLC is acting as the financial advisor for the transaction.

In consideration for the immediate exercise of the Existing Warrants, the Company also agreed to issue to the investor unregistered Ordinary Shares Purchase Warrants to purchase an aggregate of 2,713,204 of the Company’s Class A Ordinary Shares with an exercise price of $2.50 per share (the “New Warrants”). The New Warrants are immediately exercisable and will expire three years from the date of issuance. The Company has agreed to file a registration statement within thirty (30) days with the Securities and Exchange Commission (“SEC”) covering the resale of the Class A Ordinary Shares issuable upon exercise of the New Warrants, which shall be declared effective within forty-five (45) days from the date herein, or no later than ninety (90) days, if the SEC issues a “full review”. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Elong Power Holding Limited

Elong Power Holding Limited is an exempted company incorporated under the laws of the Cayman Islands. Adhering to its development strategy of “Asset-Light, R&D-Intensive, AI + Energy Storage, Global Scenario Deployment”, the Company focuses on its core lithium battery energy storage system business. As a global provider of intelligent energy storage system solutions, it delivers energy storage products featuring high- reliability, enhanced safety and superior cost competitiveness, covering portable energy storage, residential energy storage, commercial and industrial (C&I) energy storage and utility-scale energy storage. Ms. Xiaodan Liu serves as the Company’s Chairperson and Chief Executive Officer and oversees its day-to-day operations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar expressions, and include statements regarding the Company’s business strategy, its transition to an energy storage system integration business, its global expansion, its use of financing proceeds and its future results of operations. Such statements involve risks and uncertainties, including, among others: the Company’s limited operating history in the energy storage business; its ability to achieve positive gross margins and profitability from continuing operations; its need for additional financing and its ability to continue as a going concern; customer and supplier concentration; competition; related-party transactions; maintaining its Nasdaq listing; PRC regulatory, economic and currency risks; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F. All forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable law.

Investor & Media Contact

Elong Power Investor Relations

Email: ir@elongpower.com